FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2004

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	--------	No	X -------

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s Description of Share Capital furnished by the Registrant under this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated February 13, 2003 relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

DESCRIPTION OF SHARE CAPITAL

The following description is a summary of various provisions of the Memorandum ("Memorandum") and Articles of Association (“Articles”) of Sappi Limited, the South African Companies Act (the “Companies Act”) and the listings requirements of the JSE, which does not purport to be complete and is qualified in its entirety by reference to all of the provisions of those sources.

Sappi Limited is a public company incorporated in South Africa with registration number 1936/008963/06.

Purpose of the Company

Paragraph 3 of the Memorandum states that Sappi Limited is established, among other things, to manufacture, produce, buy, sell and deal in pulp, timber, paper, cardboard and other stated products.

Directors

In terms of the articles:

At every annual general meeting of Sappi Limited, as near as possible to, but not less than, one third of the Directors (excluding any Director appointed after the conclusion of the preceding annual general meeting, the Executive Chairman, the Chief Executive Officer and the Managing Director) are required to retire from office but are eligible for re-election. The Directors to retire are those who have been longest in office since their last election or, as between Directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. Any Director who has held office for three years since his last election is also required to retire at such annual general meeting. In addition, the appointment of any Director appointed after the conclusion of the preceding annual general meeting will require to be confirmed at the next annual general meeting, failing which the appointment will cease.

Except as set out in the following paragraph, a Director may not vote in respect of any contract or arrangement or any other proposal in which he has any material interest other than by virtue of his interest in ordinary shares or debentures or other securities of or otherwise in or through Sappi Limited. A Director will not be counted in the quorum at a meeting in relation to any resolution on which he is barred from voting.

A Director shall be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

•	the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of Sappi Limited or any of its subsidiaries;

•	the giving of any security or indemnity to a third party in respect of a debt or obligation of Sappi Limited or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

•	any proposal concerning an offer of shares or debentures or other securities of or by Sappi Limited or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting of these securities;

•	any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer, shareholder or otherwise; provided that he is not the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company or of the voting rights available to shareholders of that company; and

•	any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval of the Commissioner of Inland Revenue for taxation purposes.

The remuneration of the Directors for their services as such shall be determined from time to time by a general meeting, save that in the discretion of the Board, there may in each year be paid out of the funds of Sappi Limited to, and divided among, the Directors who have held office during the year in respect of which the remuneration is to be paid, a sum, by way of remuneration for their services as Directors, not exceeding US$500 000 (five hundred thousand dollars), which remuneration shall be paid in such proportions as shall be determined by the Directors or a majority of them. If any Director is required to perform extra services or reside abroad or is otherwise specially occupied about Sappi Limited's business, he is entitled to receive remuneration to be fixed by the Directors (either in addition to, or in substitution for, the aforementioned remuneration). The Directors shall be paid all their traveling and other expenses properly and necessarily expended by them in and about the business of Sappi Limited.

Borrowing Powers

The Directors may exercise all the powers of Sappi Limited to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures, which may be issued at par, at a discount or at a premium, and other securities. The borrowings will be restricted so as to secure that, except with the previous sanction of an ordinary resolution of Sappi Limited in general meeting, the aggregate principal amount outstanding of all moneys borrowed by Sappi Limited and/or any of its subsidiaries will not at any time exceed an amount equal to 2.5 times the aggregate of the nominal amount of the issued share capital of Sappi Limited and the total of the amounts standing to the credit of the combined capital and revenue reserve accounts of Sappi Limited and its subsidiaries (including any share premium account, capital redemption reserve fund and retained surplus after deducting the amounts of any debit balance in the income statement but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiaries), as shown in the latest consolidated balance sheet, adjusted as may be necessary in respect of any variation in the share premium account of Sappi Limited since the date of the latest audited balance sheet.

Secretary

The Companies Act requires the directors of each public company to appoint a secretary who is permanently resident in South Africa, and who, in the opinion of the directors, has the requisite knowledge and experience to carry out the duties of and secretary of a public company.

Disclosure of Interest in Shares

The Companies Act requires the disclosure of beneficial interests in the outstanding shares of a company. Where securities of an issuer are registered in the name of a person and that person is not the holder of the beneficial interest in all of the securities held by the registered shareholder, the registered shareholder is obliged, at the end of every three-month period after June 30, 1999, that is, commencing on September 30, 1999, to disclose to the issuer the identity of each person on whose behalf the registered holder holds securities and the number and class of securities issued by that issuer held on behalf of each such person. Moreover, an issuer of securities may, by notice in writing, require a person who is a registered shareholder of, or whom the issuer knows or has reasonable cause to believe to have a beneficial interest in, a security issued by the issuer, to confirm or deny whether or not such person holds that beneficial interest and, if the security is held for another person, the person to whom the request is made is obliged to disclose to the issuer the identity of the person on whose behalf a security is held. The addressee of the notice may also be required to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. All issuers of securities are obliged to establish and maintain a register of the disclosures described above and to publish in their annual financial statements a list of the persons who hold beneficial interests equal to or in excess of 5% of the total number of securities of that class issued by the issuer together with the extent of those beneficial interests.

Register of Members

Sappi Limited keeps a register of Shareholders in South Africa and London, England. Sappi Limited may keep a branch share register in any foreign country, subject to the approval of the Reserve Bank.

Share Capital

The authorized share capital of Sappi Limited consists of 325,000,000 ordinary shares with a par value of R1.00 per share. All the ordinary shares in issue rank pari passu with each other and are fully paid and not subject to calls for additional payments of any kind. Trading in the ordinary shares in Sappi Limited has been dematerialised under the terms of the STRATE initiative of the JSE and the provisions of section 91A of the Companies Act relating to uncertified securities apply in respect of those shares which have been dematerialised.

Dividends

Sappi Limited in general meeting or the Board may, from time to time, declare a dividend to be paid to the registered holders of shares (the "Shareholders") in proportion to the number of ordinary shares held by them. No dividend on ordinary shares will bear interest. Dividends are declared payable to Shareholders registered as such on a date subsequent to the date of the declaration of the dividend as determined by the Board. This date may not be less than 14 days after the date of the publication of the announcement of the declaration of the dividend.

Sappi Limited in general meeting may not declare a dividend in excess of the amount recommended by the Board. All unclaimed dividends may be retained by Sappi Limited, invested or otherwise utilised by the Board for the benefit of Sappi Limited until claimed; provided that dividends unclaimed after a period of twelve years may be declared forfeited by the Board. Forfeited dividends revert to Sappi Limited and may be dealt with by the Directors as they deem fit.

Any dividend or other sum payable in cash to a Shareholder may be transmitted by electronic bank transfer or ordinary post to the address of the Shareholder recorded in the register or any other address the Shareholder may previously have given to Sappi Limited in writing. Sappi Limited will not be responsible for any loss in transmission.

Any dividend may be paid and satisfied, either wholly or in part, by the distribution of specific assets as the Board may at the time of declaring the dividend determine and direct.

It is our policy to declare dividends in US dollars and the Board may at the time of declaring a dividend make such regulations as []it may think fit in regard to the payment in any currency and rate of exchange. For further information on our dividend policy, see "Item 8-Financial Information-Dividend Policy".

Voting Rights

Subject to any rights or restrictions attached to any class of shares, every Shareholder present in person, by authorized representative or by proxy, will have, on a show of hands, one vote only and, in the case of a poll, every Shareholder present in person, by authorized representative or by proxy, will have that proportion of the total votes in Sappi Limited which the aggregate amount of the nominal value of the shares held by that Shareholder bears to the aggregate of the nominal value of all the shares issued by Sappi Limited and, accordingly, since there is currently only one class of issued shares, one vote for every share held by him.

Issue of Additional Shares and Pre-emption Rights

Subject to the provisions of the Companies Act and the listings requirements of the JSE, Sappi Limited in a general meeting may issue, or may authorize the Board to issue, unissued shares.

Holders of shares have no pre-emptive rights under the Articles. Under the listings requirements of the JSE, however, any unissued shares of Sappi Limited must first be offered to existing Shareholders pro rata to their holdings of shares unless these shares are issued for the acquisition of assets or a specific or general approval is granted to the Directors at any general meeting authorizing the issue of shares for cash. Whenever Sappi Limited wishes to use its shares, held as treasury stock by a subsidiary of Sappi Limited, such use must comply with the listings requirements as if such use was a fresh issue of shares for cash.

Sappi Limited in general meeting may upon the recommendation of the Board resolve to capitalize all or any part of the amount of the undivided profits, reserves resulting from a sale or revaluation of assets of Sappi Limited or premium created on the issue of any shares or debentures by []paying up unissued shares of Sappi Limited to be issued as fully paid capitalization shares to Shareholders.

Variation of Rights

Whenever the capital of Sappi Limited is divided into different classes of shares, the rights or restrictions attached to any class of shares in issue may be amended, varied, modified or cancelled by general meeting of Sappi Limited; provided that the consent in writing of the holders of at least 75% of the issued shares of that class or of a special resolution passed at a separate general meeting of the holders of such shares is required if the amendment, variation, modification or cancellation will directly or indirectly adversely affect those rights or restrictions.

The rights or restrictions attached to any class of shares will not, unless otherwise expressly provided by the conditions of issue of such shares, be deemed to be directly or indirectly adversely affected by the creation or issue of other shares ranking equally with them.

Distribution of Assets on Liquidation

If Sappi Limited is liquidated, whether voluntarily or compulsorily, the assets remaining after the payment of all the liabilities of Sappi Limited and the costs of winding-up shall be distributed among the Shareholders in proportion to the numbers of shares respectively held by them, subject to the rights of any Shareholders to whom shares have been issued on special conditions and subject to Sappi Limited’s right to apply set-off against the liability, if any, of Shareholders for unpaid capital or premium. Furthermore, the liquidator, with the authority of a special resolution, may divide among the Shareholders, in specie or kind, the whole or any part of the assets, whether or not those assets consist of property of one kind or different kinds.

Share Repurchases and Capital Reductions

Subject to the provisions of the Companies Act and the Listings Requirements of the JSE, the company may with the prior approval of a special resolution of its shareholders in general meeting -

•	acquire any shares issued by the company on the basis that all or a portion of the price payable on such acquisition may be paid out of any funds of or available to the company whether or not such payment results in a reduction of the issued share capital, share premium, reserves (including statutory non-distributable reserves), stated capital or any capital or redemption reserve fund of the company;

•	authorize any subsidiary of the company to acquire shares in the company;

•	acquire any shares issued by its holding company.

Subject to the provisions of the Companies Act and the Listings Requirements of the JSE, the company may reduce its issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and/or capital redemption reserve fund by way of an ordinary resolution of shareholders in general meeting and a resolution of directors. Similarly, subject to the provisions of the Companies Act and the requirements of the JSE, the company may by way of an ordinary resolution of shareholders in general meeting and a resolution of directors make payments to its shareholders whether or not such payments result in a reduction of the issued share capital, share premium, stated capital, reserves (including statutory non-distributable reserves) and/or any capital redemption reserve fund. This does not, however, apply to the payment of dividends. (Please see the paragraph above for a summary of the provisions relating to the payment of dividends).

Changes in Capital or Objects and Powers of Sappi Limited

Subject to the provisions of the Companies Act, Sappi Limited may from time to time by special resolution:

•	increase, consolidate, sub-divide or cancel all or any part of its capital;

•	convert any of its shares, whether issued or not, into shares of another class;

•	convert all or any of its paid-up shares into stock and re-convert such stock into paid-up shares; or

•	convert any shares having a par value into shares having no par value and vice versa.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to minority shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he has been unfairly prejudiced by the company. The provisions in the Companies Act are designed to provide relief for oppressed shareholders without necessarily overruling the majority’s decision. There may also be common law personal actions available to a shareholder of a company. The fiduciary obligations of Directors may differ from those in the United States and certain other countries. In South Africa, the common law imposes on Directors a duty to act with care and skill and a fiduciary duty to conduct the company’s affairs in the best interests of the company.

General Meetings of Shareholders

Sappi Limited is obliged to hold an annual general meeting not more than nine months after the end of every financial year of Sappi Limited and within fifteen months after the date of the last preceding annual general meeting of Sappi Limited. The Board may, whenever it thinks fit, convene a general meeting and must do so on the request of 100 Shareholders or of Shareholders holding at the date of request not less than one-twentieth of the total voting rights of all Shareholders having a right to vote at general meetings of Sappi Limited.

Sappi Limited is required by law to provide at least 21 clear days’ notice for any annual general meeting and for meetings at which special resolutions are proposed, and at least 14 clear days’ notice for all other meetings.

Notice under the Articles must be given or served on any Shareholder or Director, as the case may be, either by delivery, electronic mail, telefacsimile or by sending it through the post. Any notice to Shareholders must simultaneously be given to the secretary or other suitable official of any recognized stock exchange on which the shares of Sappi Limited are listed in accordance with the requirements of that stock exchange. Every such notice shall be deemed, unless the contrary is proved, to have been received, if it is delivered, on the date on which it is so delivered, if it is sent by post, on the day on which it is posted, if it is sent by electronic mail, on the day it was sent or, if it is sent by telefacsimile, on the day on which it was successfully transmitted.

No business may be transacted at any general meeting unless the requisite quorum is present when the meeting proceeds to business. The quorum for the passing of special resolutions is Shareholders holding in the aggregate not less than 25% of the total votes of all Shareholders entitled to vote at the meeting, present in person or by proxy. In all other cases, the quorum is three Shareholders present in person or by proxy and entitled to vote or, if a Shareholder is a body corporate, represented. If within ten minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, will be dissolved and, in all other cases, will stand adjourned to the same day in the next week, or if that be a public holiday, the next business day, at the same time and place. At the adjourned meeting, those Shareholders who are present or represented thereat shall constitute a quorum.

At a general meeting, a resolution put to the vote will be decided by a show of hands unless a poll is demanded by (1) the chairman, (2) not less than five Shareholders having the right to vote at such meeting, (3) a Shareholder or Shareholders representing not less than one tenth of the total voting rights of all Shareholders having the right to vote at the meeting or (4) in accordance with the Companies Act.

Resolutions will be carried by a majority of the votes recorded at the meeting except in the case of a special resolution which must be passed either, on a show of hands, by not less than 75% of the number of Shareholders entitled to vote who are present in person or by proxy or, where a poll has been demanded, by not less than 75% of the total votes to which the Shareholders present in person or by proxy are entitled. In the event of a tie, the chairman has the deciding vote if he is a Shareholder.

Annual Report and Accounts

The Board is required to keep such accounting records and books of account as are prescribed by the Companies Act. Generally, no Shareholder (other than a Director) has any right to inspect any accounting record book, account or document of Sappi Limited.

The Board is required, in respect of every financial year of Sappi Limited, to prepare annual consolidated financial statements of Sappi Limited and present them before the annual general meeting required to be held in that year.

The annual consolidated financial statements of Sappi Limited must, in conformity with generally accepted accounting practice in South Africa, fairly present the state of affairs and business of Sappi Limited and all its consolidated subsidiaries at the end of the financial year concerned and the profit or loss of Sappi Limited and all its consolidated subsidiaries for that financial year.

Transfer of Shares

All ordinary shares are free from any restriction under the Articles on the right to transfer. A Shareholder who holds his shares in dematerialised form will have an account with a Central Securities Depository Participant. Transfer of ownership of such shares will be effected by debiting the account from which transfer is effected and crediting the account to which transfer is effected. The transferor will be deemed to remain the holder of the shares until the name of the transferee is entered in the share register or relevant subregister of Sappi Limited in respect of these shares. Only Shareholders that have handed in their paper share certificates have an account with a Central Securities Depository Participant. Under the rules of the JSE Shareholders cannot sell their shares on the JSE until the shares have been dematerialised.

Rights of Non-South African Shareholders

There are no limitations in the Memorandum or Articles or under South African law on the right of non-South African Shareholders to hold or exercise voting rights attaching to any ordinary shares in Sappi Limited.

Changes in Control

Any person acquiring shares of Sappi will (in addition to any regulatory and legal requirements outside South Africa) need to comply with the following to the extent applicable. Various transactions including, without limitation, those which result in a person or a group of persons acting in concert holding shares entitling the holder or holders to exercise or cause to be exercised 35% or more of the voting rights at meetings of Sappi Shareholders will be subject to the Securities Regulation Code on Takeovers and Mergers (the "Code") which is regulated by the Securities Regulation Panel. The Code imposes various obligations in such circumstances including the requirement of an offer to minority shareholders. A transaction will be subject to the approval of the competition authorities under the Competition Act No. 89 of 1998, as amended (the "Competition Act") if it results in the acquisition of "control", as defined in the Competition Act, and otherwise falls within the scope of the Competition Act. The Competition Act prevents a transaction falling within its scope from being implemented without the required approvals. To the extent applicable, the transaction will be subject to the Listings Requirements of the JSE. Depending on the circumstances, approvals of the Exchange Control Department of the South African Reserve Bank and other applicable regulatory authorities may also be required.

Amendment of Memorandum or Articles

The Memorandum or Articles may only be amended by way of a special resolution, proposed at a general meeting of Shareholders at which Shareholders holding at least 25% of the total votes of all Shareholders entitled to vote thereat are present in person or by proxy, which is passed, on a show of hands, by not less than 75% of those present in person or by proxy or, on a poll, by not less than 75% of the total votes to which Shareholders present in person or by proxy are entitled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPPI LIMITED
by	/s/ Donald Gert Wilson
__________________________________ Name: Donald Gert Wilson
Title: Executive Director - Finance

Date: December 15, 2004